Exhibit 1

For immediate release

BCE reports results of conversion of its series R preferred shares into series Q preferred shares

MONTRÉAL, November 18, 2020 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its fixed rate Cumulative Redeemable First Preferred Shares, Series R (Series R Preferred Shares) will be converted into floating rate Cumulative Redeemable First Preferred Shares, Series Q (Series Q Preferred Shares) on December 1, 2020.

On October 15, 2020, BCE notified registered holders of Series R Preferred Shares that they could elect to convert their shares into Series Q Preferred Shares subject to the terms and conditions attached to those shares. Only 156,972 of BCE’s 8,000,000 Series R Preferred Shares were tendered for conversion on December 1, 2020 into Series Q Preferred Shares. As this would result in there being less than one million Series Q Preferred Shares outstanding, no Series R Preferred Shares will, as per the terms and conditions attached to those shares, be converted on December 1, 2020 into Series Q Preferred Shares. Registered holders who had elected to convert their Series R Preferred Shares will be receiving, by December 1, 2020, share certificates representing the number of Series R Preferred Shares tendered for conversion.

The Series R Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.R. The Series R Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2020, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual dividend rate of 3.018%.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca